May 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christopher Bellacicco

Re:	Blackstone / GSO Long-Short Credit Income Fund
Registration Statement on Form N-2, File Nos. 333-237267 and 811-22488

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blackstone / GSO Long-Short Credit Income Fund hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 4:30 p.m., Eastern Time, on May 22, 2020 or as soon thereafter as practicable.

Very truly yours,

Blackstone / GSO Long-Short Credit Income Fund

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Chief Compliance Officer, Chief Legal Officer and Secretary